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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               ------------------

                            ON TRACK INNOVATIONS LTD.
                            -------------------------
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M8791A 109
                               ------------------
                                 (CUSIP Number)

                                   ODED BASHAN
                             Z.H.R. INDUSTRIAL ZONE
                      P.O. BOX 32, ROSH PINA, ISRAEL 12000
                              (011) 972-4-686-8000

                                 WITH COPIES TO:
                              DAVID P. STONE, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
                                 --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

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

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         M8791A 109                                          13D                               Page 2 of 9
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               ODED BASHAN
                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N.A.
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (A) [ ]
                                                                                                                    (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    OO
---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                          [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     ISRAEL
--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    3,199,199 (1)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                       --
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               407,243 (2)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                                  --

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  3,199,199
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  (3)                          [X]
---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     52.1%(4)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 HC, IN
---------------------- --------------------------------------------------------- ---------------------------------------------------


(1) Consists of (i) 95,368 ordinary shares held directly by Mr. Bashan, (ii) 311,875 ordinary shares underlying options exercisable within 60 days, and (iii) 1,845,742 ordinary shares and 946,214 ordinary shares underlying warrants exercisable within 60 days, as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements and (b) no disposition power.

(2) Consists of (i) 95,368 ordinary shares held directly by Mr. Bashan and (ii) 311,875 ordinary shares underlying options exercisable within 60 days.

(3) The aggregate amount in row (11) excludes 4,000 ordinary shares underlying options exercisable within 60 days held by Mr. Bashan's spouse. Mr. Bashan disclaims beneficial ownership of these shares.

(4) Percentage of beneficial ownership is based on the number of outstanding ordinary shares of 4,878,715 (according to publicly available information provided by OTI to date). Shares beneficially owned by Mr. Bashan include shares that may be acquired thereby pursuant to options and warrants exercisable within 60 days of the date of this prospectus. Ordinary shares deemed to be beneficially owned by virtue of Mr. Bashan's right to acquire these shares within 60 days of the date of this Amendment No. 1 are treated as outstanding only for purposes of determining the percent owned by Mr. Bashan.

EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed on November 24, 2003, as amended, by Oded Bashan. Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed thereto in the Schedule 13D. The percentage of Shares reported in this Amendment No. 1 as being beneficially owned by Mr. Bashan and any other information disclosed herein (other than descriptions of agreements and transactions to which Mr. Bashan is a party) is based on publicly available information provided by OTI or other third parties.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Mr. Bashan is the beneficial owner of 3,199,199 shares of OTI, consisting of (i) 95,368 ordinary shares held directly by Mr. Bashan, (ii) 311,875 ordinary shares underlying options exercisable within 60 days, and (iii) 1,845,742 ordinary shares and 946,214 ordinary shares underlying warrants exercisable within 60 days, as to which Mr. Bashan has (a) voting power in his sole discretion at all meetings of OTI shareholders pursuant to irrevocable proxies granted in connection with private placements and (b) no disposition power.

           In November and December 2003 and in January 2004, OTI entered into agreements with a number of purchasers (the "Purchasers") pursuant to which it issued to such persons an aggregate of 1,684,841 Shares at an aggregate purchase price of $8,177,500 and warrants to purchase 792,420 Shares at an aggregate exercise price of $5,124,372. Each of the warrants is immediately exercisable in full and has a five-year term. Purchasers (the "Proxy Purchasers") of 1,354,463 such Shares and warrants to purchase 677,231 additional Shares have granted to Mr. Oded Bashan irrevocable proxies to vote in his sole discretion these Shares at all meetings of OTI's shareholders so long as they are owned by those persons. Mr. Bashan does not have the power to dispose of these Shares.

ITEM 4.    PURPOSE OF TRANSACTION.

           (a) Each Proxy Purchaser granted an irrevocable proxy to Mr. Bashan for the purpose of voting such Proxy Purchaser's Shares, in Mr. Bashan's own discretion, at any OTI shareholders' meeting. As noted in Item 3 above, the Proxy Purchasers hold immediately exercisable warrants to purchase 677,231 Shares.

           (b-j) N/A

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) Mr. Bashan beneficially owns 3,199,199 Shares, which represent approximately 52.1% of the issued and outstanding Shares, consisting of (i) 95,368 Shares held directly by Mr. Bashan, (ii) 311,875 Shares underlying options held by Mr. Bashan which are exercisable within 60 days, and (iii) 1,845,742 Shares and 946,214 Shares underlying warrants exercisable within 60 days as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements and (b) no disposition power.

           (b) Mr. Bashan has the sole power to vote 3,199,199 Shares he beneficially owns. Mr. Bashan has the sole power to dispose of 407,243 Shares (including 311,875 Shares underlying options exercisable within 60 days), and the Proxy Purchasers have the sole power to dispose of 2,031,694 Shares (including 677,231 Shares underlying warrants exercisable within 60 days).

           (c) For description of Mr. Bashan's transactions in the Shares during the past 60 days - see Item 3 above.

           (d) Except for Mr. Bashan, the Lenders and the Proxy Purchasers, no other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by the Schedule 13D as amended by this Amendment No. 1.

                     (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           OTI entered into agreements with respect to OTI's securities with the Purchasers relating to the transactions described in Item 3 above. As described, each Proxy Purchaser granted Mr. Bashan a proxy to vote its Shares.

           OTI has agreed that, following the Share sale and warrant issuance, it will register under the Securities Act of 1933, all of the Shares sold and all Shares issuable upon exercise of the warrants issued, for resale by the Purchasers. A registration statement with respect to such Shares has been filed under the Securities Act of 1933, but, as of the date hereof, has not become effective.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

           The following exhibits are filed herewith:

     Exhibit No.       Description
     -----------       -----------

        10.13 Irrevocable Proxy, dated June 27, 2003, executed by Goldstrand Investment

        10.14 Irrevocable Proxy, dated September 8, 2003, executed by Platinum Partner Value Arbitrage Fund LP

        10.15 Irrevocable Proxy, dated September 8, 2003, executed by Platinum Partners Global Macro Fund LP

        10.16 Irrevocable Proxy, dated September 8, 2003, executed by WEC Partners LLC

        10.17 Irrevocable Proxy, dated September 8, 2003, executed by West End Convertible Fund LP

        10.18 Irrevocable Proxy, dated September 8, 2003, executed by Michael H. Weiss

        10.19 Irrevocable Proxy, dated November 30, 2003, executed by Sunny Electronics Ltd.

        10.20 Irrevocable Proxy, dated December 1, 2003, executed by Y.A.Z. Investments and Assets Ltd.

        10.21 Irrevocable Proxy, dated November 26, 2003, executed by Moshe Nudleman

        10.22 Irrevocable Proxy, dated November 30, 2003, executed by Lapidoth Israel Oil Prospectors Corp. Ltd.

        10.23 Irrevocable Proxy, dated November 30, 2003, executed by Ben Dov Holdings Ltd.

        10.24 Irrevocable Proxy, dated November 30, 2003, executed by Union Bank Provident Funds and Misgav Vocational Fund

        10.25 Irrevocable Proxy, dated November 30, 2003, executed by GW Trusteeship Ltd.

        10.26 Irrevocable Proxy, dated December 2, 2003, executed by A. Heifetz Technologies Ltd.

        10.27       Irrevocable Proxy, dated November 30, 2003, executed by Sami
                    Totah

        10.28 Irrevocable Proxy, dated November 30, 2003, executed by Yourdent Ltd.

        10.29       Irrevocable Proxy, dated December 1, 2003, executed by Dov
                    Lifshitz

        10.30       Irrevocable Proxy, dated December 2, 2003, executed by Arie
                    Gruber

        10.31 Irrevocable Proxy, dated November 30, 2003, executed by Clovely Trading Ltd.

        10.32       Irrevocable Proxy, dated December 3, 2003, executed by Oded
                    Unger

        10.33 Irrevocable Proxy, dated December 31, 2003, executed by Whalehaven Fund Limited

        10.34 Irrevocable Proxy, dated December 31, 2003, executed by Stonestreet LP

        10.35 Irrevocable Proxy, dated December 31, 2003, executed by West End Convertible Fund L.P.

        10.36 Irrevocable Proxy, dated November 25, 2003, executed by Itzik Babayov

        10.37 Irrevocable Proxy, dated December 31, 2003, executed by Alpha Capital

        10.38 Irrevocable Proxy, dated November 25, 2003, executed by Meitav Security Advisors and Investment Ltd.

        10.39 Irrevocable Proxy, dated November 25, 2003, executed by Bauhinia Investments Ltd.

        10.40 Irrevocable Proxy, dated November 25, 2003, executed by Y.A.Z. Investments and Assets Ltd.

        10.41 Irrevocable Proxy, dated November 25, 2003, executed by Elgev Holdings Ltd.

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2004

                                                       /s/ Oded Bashan
                                                       Oded Bashan

                                 EXHIBIT INDEX
                                 -------------

     Exhibit No.       Description
     -----------       -----------

        10.13 Irrevocable Proxy, dated June 27, 2003, executed by Goldstrand Investment

        10.14 Irrevocable Proxy, dated September 8, 2003, executed by Platinum Partner Value Arbitrage Fund LP

        10.15 Irrevocable Proxy, dated September 8, 2003, executed by Platinum Partners Global Macro Fund LP

        10.16 Irrevocable Proxy, dated September 8, 2003, executed by WEC Partners LLC

        10.17 Irrevocable Proxy, dated September 8, 2003, executed by West End Convertible Fund LP

        10.18 Irrevocable Proxy, dated September 8, 2003, executed by Michael H. Weiss

        10.19 Irrevocable Proxy, dated November 30, 2003, executed by Sunny Electronics Ltd.

        10.20 Irrevocable Proxy, dated December 1, 2003, executed by Y.A.Z. Investments and Assets Ltd.

        10.21 Irrevocable Proxy, dated November 26, 2003, executed by Moshe Nudleman

        10.22 Irrevocable Proxy, dated November 30, 2003, executed by Lapidoth Israel Oil Prospectors Corp. Ltd.

        10.23 Irrevocable Proxy, dated November 30, 2003, executed by Ben Dov Holdings Ltd.

        10.24 Irrevocable Proxy, dated November 30, 2003, executed by Union Bank Provident Funds and Misgav Vocational Fund

        10.25 Irrevocable Proxy, dated November 30, 2003, executed by GW Trusteeship Ltd.

        10.26 Irrevocable Proxy, dated December 2, 2003, executed by A. Heifetz Technologies Ltd.

        10.27       Irrevocable Proxy, dated November 30, 2003, executed by Sami
                    Totah

        10.28 Irrevocable Proxy, dated November 30, 2003, executed by Yourdent Ltd.

        10.29       Irrevocable Proxy, dated December 1, 2003, executed by Dov
                    Lifshitz

        10.30       Irrevocable Proxy, dated December 2, 2003, executed by Arie
                    Gruber

        10.31 Irrevocable Proxy, dated November 30, 2003, executed by Clovely Trading Ltd.

        10.32       Irrevocable Proxy, dated December 3, 2003, executed by Oded
                    Unger

        10.33 Irrevocable Proxy, dated December 31, 2003, executed by Whalehaven Fund Limited

        10.34 Irrevocable Proxy, dated December 31, 2003, executed by Stonestreet LP

     Exhibit No.       Description
     -----------       -----------

        10.35 Irrevocable Proxy, dated December 31, 2003, executed by West End Convertible Fund L.P.

        10.36 Irrevocable Proxy, dated November 25, 2003, executed by Itzik Babayov

        10.37 Irrevocable Proxy, dated December 31, 2003, executed by Alpha Capital

        10.38 Irrevocable Proxy, dated November 25, 2003, executed by Meitav Security Advisors and Investment Ltd.

        10.39 Irrevocable Proxy, dated November 25, 2003, executed by Bauhinia Investments Ltd.

        10.40 Irrevocable Proxy, dated November 25, 2003, executed by Y.A.Z. Investments and Assets Ltd.

        10.41 Irrevocable Proxy, dated November 25, 2003, executed by Elgev Holdings Ltd.